Exhibit 3.15

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:51 PM 12/23/2009
FILED 11:24 AM 12/23/2009
SRV 091131378 - 2058433 FILE

CERTIFICATE OF OWNERSHIP AND MERGER

MERGING

COMPLEX SOLUTIONS, INC.

(a Delaware corporation)

WITH AND INTO

CAMBER CORPORATION

(a Delaware corporation)

Pursuant to Section 253 of the Delaware General Corporation Law

Camber Corporation, a Delaware corporation (“Camber”), does hereby certify to the following facts relating to the merger (the “Merger”) of Complex Solutions, Inc., a Delaware corporation and wholly owned subsidiary of Camber (“CSI”), with and into Camber:

FIRST: That Camber and CSI are incorporated pursuant to the General Corporation Law of the State of Delaware (the “DGCL”).

SECOND: That Camber owns all of the capital stock of CSI.

THIRD: That the Board of Directors of Camber, by a resolution duly adopted by majority written consent in lieu of a special meeting the 23rd day of December, 2009 (the “Resolution”), authorized and approved the merger of CSI with and into Camber.

FOURTH: That the Resolution provides as follows:

MERGER OF CSI WITH AND INTO CAMBER

WHEREAS, Camber owns all of the outstanding stock of Complex Solutions, Inc., a Delaware corporation (“CSI”); and

WHEREAS, the Board of Directors of Camber deems it advisable and in the best interest of Camber and its stockholder that CSI be merged with and into Camber (the “Merger”) pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”), with Camber continuing as the surviving corporation;

NOW, THEREFORE, BE IT RESOLVED, that the Merger be, and it hereby is, authorized and approved; and further

RESOLVED, that the Merger shall be effective at 7:00 a.m., Central Standard Time, on December 27, 2009 (the “Effective Time”); and further

RESOLVED, that as of the Effective Time and without further action, Camber shall possess all rights, privileges, powers, and franchises of CSI and shall assume all liabilities and obligations of CSI; and further

RESOLVED, that at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of CSI stock outstanding immediately prior to the Effective Time shall be cancelled, and no consideration shall be issued in respect thereof; and further

RESOLVED, that each issued and outstanding share of capital stock of Camber immediately prior to the Effective Time shall not be converted, exchanged, or modified in any manner as a result of the Merger, and the capital stock of Camber outstanding immediately prior to the Effective Time shall constitute the outstanding capital stock of the Camber as of the Effective Time; and further

RESOLVED, that the officers of Camber be and they hereby are authorized and directed to make and execute a Certificate of Ownership and Merger, to file the same in accordance with the DGCL, and to take or cause to be taken all such further action and to execute and deliver, or cause to be executed and delivered, all such instruments and documents, in the name and on behalf of Camber, as they determine in their judgment to be necessary, proper, or desirable to carry out fully the intent and purposes of the foregoing resolutions; and further

RESOLVED, that all actions taken by any officer, employee or agent of Camber in connection with the transactions contemplated by the foregoing resolutions are hereby adopted, ratified, confirmed and approved in all respects as acts on behalf of Camber.

FIFTH: That this Certificate of Ownership and Merger shall be filed with the Secretary of State of Delaware.

SIXTH: That this Certificate of Ownership and Merger is not to become effective until 7:00 a.m., Central Standard Time, on the 27th day of December, 2009

IN WITNESS WHEREOF, Camber Corporation has caused this certificate to be executed by an authorized officer this 23rd day of December 2009.

Camber Corporation

By:	/s/ Walter Batson, Jr.
Walter Batson, Jr., Chief Executive Officer